UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

EXCERPT FROM THE MINUTES OF THE 317th MEETING OF

THE BOARD OF DIRECTORS HELD ON MARCH 22, 2017

1.         DATE, TIME AND VENUE: At 9:00 a.m. on March 22, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Yuhai Hu and Mrs. Ana Maria Elorrieta cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The following people were also present during part of the meeting: Yuehui Pan, Chairman of the Fiscal Council; Marcelo Magalhães Fernandes and Christian Canezin, representatives of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) and the Executive Vice Presidents.

4.         PRESIDING BOARD: Mr. Daobiao Chen, Chairman, and Mrs. Gisélia Silva, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors decided to draw up these minutes in summary form, and approved its publication as an excerpt without the signatures of the directors. After discussing and examining the items on the Agenda, the Directors unanimously decided as follows:

(i) Take cognizance of and discuss the matters examined by the Board's Advisory Committees and Commissions in February and March;

(ii) Take cognizance of the Initial Considerations reported by the Chief Executive Officer;

(iii) Approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and to Article 17, item “d” of the Bylaws, the publication of call notices to the Annual and Extraordinary Shareholders Meetings of the Company, to be held on April 28 of the current year;

(iv) Approve the minutes of the 315th and 316th meetings of the Board of Directors held on February 17 and 23, 2017, respectively;

(v) Approve the proposal for overall compensation of the Board of Directors and Executive Board (“Management”) and Fiscal Council members for the period from May/2017 to April/2018, and which will be submitted to voting at the Annual Shareholders Meeting of CPFL Energia;

(vi)      Recommend to the representatives of CPFL Geração de Energia S.A. (“CPFL Geração”) in the Annual Shareholders Meeting of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) to vote for approving the compensation of the Management and Fiscal Council members, for the period from May/2017 to April/2018;

(vii) Take cognizance of the nomination of members to the Executive Board, the Board of Directors and the Fiscal Council of the Company, and submit the proposals to the Annual Shareholders' Meeting of the Company;

(viii) Recommend to the representatives of CPFL Geração in the Annual Shareholders Meeting and Board of Directors of CPFL Renováveis to vote for the nomination of members, by the Chief Executive Officer, to compose the respective Management bodies and/or Fiscal Council;

(x) Examine the Management Report, Financial Statements and respective Notes of the Company for the fiscal year ended December 31, 2016, accompanied by the Independent Auditor’s Report issued by Deloitte, and approving report issued by the Fiscal Council; and the proposal for allocation of the net income for the fiscal year ended December 31, 2016, recommending its submission to the Annual Shareholders Meeting;

(xi) Discuss and recommend that the executives nominated by the Company to the management bodies of subsidiaries vote for approval of the following matters: (xii.i) CPFL Renováveis: (a) CPFL Renováveis: (a) authorization to contract a long-term financing operation for Pedra Cheirosa I Energia S.A. and Pedra Cheirosa II Energia S.A. – Resolution 2017013-E of the Executive Board; (b) First Amendment to the 4th issue of debentures of CPFL Renováveis – Resolution 2017014-E of the Executive Board; (c) guarantee to be granted by CPFL Energia to CPFL Renováveis – Resolution 2017015-E of the Executive Board; e (d) Amendment and restatement of the Bylaws of CPFL Renováveis – Resolution 2017022-E of the Executive Board; (xii.ii) Companhia Paulista de Força e Luz (“CPFL Paulista”) and Companhia Piratininga de Força e Luz (“CPFL Piratininga) – approval of the acquisition of telecommunication assets – Resolution 2016184-E of the Executive Board;

(xii) Recommend, pursuant to Article 21, item “c” of the Bylaws, the submission of the proposal of the Executive Board for amendment and restatement of the Bylaws of the Company, to the Extraordinary Shareholders' Meeting to be held on April 28, 2017, as described in Resolution 2017021-E of the Executive Board.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.